June 15, 2023

VIA EDGAR

Christina Chalk

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Moody National REIT II, Inc.

Schedule TO-T filed June 12, 2023 by
Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-94072

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your June 13, 2023 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

General

1.            We reissue comment one from our comment letter dated June 1, 2023. In this respect, provide the disclosure required by Item 1003(c) of Regulation M-A for each person specified in Instruction C to Schedule TO, including the starting and ending dates of material occupations, positions, offices or employment during the past five years for such person. For example, we note that you have not disclosed the starting and ending dates of Mr. Kook's occupations, positions, offices or employment during the past five years.

Concurrently with this response letter, the Purchaser is filing Amendment #1 to the Schedule TO-T originally filed with the Commission on June 12, 2023 (the “Schedule TO-T/A”) to address the Staff’s comment.

*      *      *      *      *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)
Blake Grady (SEC Office of Mergers and Acquisitions)

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